

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2025

Chris Roberts
Chief Financial Officer
Quantum Computing Inc.
5 Marine View Plaza, Suite 214
Hoboken, NJ 07030

      Re: Quantum Computing Inc.
           Registration Statement on Form S-1
           Filed July 29, 2025
           File No. 333-289014

Dear Chris Roberts:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Uwem Bassey at 202-551-3433 or Larry Spirgel at 202-551-3815 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Technology

cc: Lawrence Metelitsa